Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CLARIFICATION ANNOUNCEMENT ON THE CIRCULAR OF

EXTRAORDINARY GENERAL MEETING IN RELATION TO

THE PROPOSED SHARE SUBDIVISION

Reference is made to the circular (the “Circular”) of the extraordinary general meeting (the “EGM”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated September 19, 2023 in relation to, among others, the proposed Share Subdivision. Unless the context requires, capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Company would like to clarify that the definition of “Change in Board Lot Size” in the Circular should read as (with amendments underlined): “the change in the board lot size of the Company’s ordinary shares for trading on the Hong Kong Stock Exchange from 20 Shares to 100 Subdivided Shares, subject to the Share Subdivision becoming effective”.

The clerical error as clarified above has no effect on the notice period to the Shareholders for the EGM or the date of the EGM.

Save for the above, all other information stated in the Circular and the associated notice of EGM and proxy form remains unchanged. This clarification announcement is supplemental to and should be read in conjunction with the Circular and the associated notice of EGM and proxy form. The proxy form which has been dispatched for the purpose of the EGM will remain valid for use for the EGM or any adjournment thereof.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, September 19, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent directors.